June 20, 2013

Edward M. Kelly

Senior Counsel

Pamela Long

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:

All In Blind, Inc.

Pre-effective Amendment 2 to Registration Statement on Form S-1

Filed May 28, 2013

File No. 333-187704

Dear Mr. Kelly,

The follow is the registrants responses to your comments dated June 5, 2013.

General

1. Refer to comment 1 in our May 20, 2013 letter. As requested previously, update also your EDGAR company profile on the EDGAR system to reflect current information, including the business, e-mail, and mailing addresses and the telephone number of your principal executive offices in La Mirada, California. If you require technical assistance, you may contact EDGAR operations at (202) 551-8900.

Revised.

Capitalization, page 7

2. We note the response to comment 4 in our May 20, 2013 letter shows a column for after the offering which assumes the maximum number of shares of common stock is sold. Include also a column for after the offering which assumes the minimum number of shares of common stock is sold. By footnote or otherwise, indicate which column assumes the minimum number of shares of common stock is sold and which column assumes the maximum number of shares of common stock is sold.

Additional column and headers added.

Report of Independent Registered Public Accounting Firm, page F-3

3. As previously requested in comment 21 in our letter dated May 20, 2013, please request Sam Kan & company to provide you an audit report that covers the statements of operations, stockholders’ equity (deficit), and cash flows for the period July 29, 2011 (date of inception) through December 31, 2011, and for the year ended December 31, 2012 in addition to the cumulative period (i.e., the period July 29, 2011 (date of inception) through December 31, 2012). Please note that these periods should be disclosed in the first (introductory) and third (opinion) paragraphs. Please refer to Articles 2-02, 8-01, and 8-02 of Regulation S-X for guidance.

Revised.

Exhibit 23.1

4. As previously requested in comment 23 in our letter dated May 20, 2013, please request Sam Kan & Company to revise the consent to reference the periods July 29, 2011 (inception) through December 31, 2011, and the year ended December 31, 2012 regarding the statements of operations, stockholders’ equity (deficit), and cash flows in addition to the cumulative period July 29, 2011 (inception) through December 31, 2012.

Revised.

5. As previously requested in comment 17 in our letter dated April 29, 2013 and comment 24 in our letter dated May 20, 2013, please request Sam Kan & Company to include a statement in its consent acknowledging the reference to it as an expert in accounting and auditing on page 21.

Revised.

Exhibit 99a

6. Refer to comment 3 in our May 20, 2013 letter. As requested previously, remove also the references to “a pro rata portion” from paragraphs (3) and (4) under “RECONFIRMATION OFFERING.”

Removed.

Very truly yours,

/s/ Adri Chimberoff

Ms. Adri Chimberoff

President, Secretary, Treasurer, and Director

All In Blind, Inc.